BC FORM 53-901F

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

Item 1: Reporting Issuer
Augusta Resource Corporation (the “Corporation”)
400 - 837 West Hastings Street
Vancouver, B.C. V6C 3N6

Item 2: Date of Material Change
March 1, 2005 and
March 3, 2005

Item 3: Press Release
March 1, 2005 and
March 4, 2005

Item 4: Summary of Material Change

The Corporation announces:

1)

The acquisition of 100% working interest in the Lone Mountain Copper Zinc Project in New Mexico, USA (per News Release dated March 1, 2005 - see details regarding this news on the Corporation’s website www.augustaresource.com or the SEDAR website at www. sedar.com);

2)

It has received conditional acceptance by the TSX Venture Exchange for the acquisition of 100% interest in the Mount Hamilton Gold Project located in White Pine County, Nevada (per News Release dated March 4, 2005 - see details regarding this news on the Corporation’s website www.augustaresource.com or the SEDAR website at www.sedar.com); and

3)

The closing of a private placement of 3,500,000 Units at $0.30 per Unit (per News Release dated March 4, 2005 - see details regarding this news on the Corporation’s website www.augustaresource.com or the SEDAR website at www.sedar.com);

Item 5: Full Description of Material Change

Details regarding the above announcements can be found in the Corporation’s news releases dated March 1, 2005 and March 4, 2005 incorporated herein by reference and available on the Corporations website at www.augustaresource.com or the SEDAR website at www.sedar.com.

Item 6: Reliance on section 85 (2) of the Act
This report is not confidential.

Item 7: Omitted Information
No information has been omitted in this regard.

Item 8: Senior Officers
Richard W. Warke, President or Purni Parikh - Tel: 604.687.1717

Item 9: Statement of Senior Officer
The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. this 4th day of March 2005.

/s/ “Purni Parikh”
Name: Purni Parikh
Title: Corporate Secretary